

October 4, 2012

China Green Agriculture, Inc.
Mr. Ken Ren
Chief Financial Officer
3 rd Floor, Borough A, Block A, No. 181
South Taibai Road, Xi'an, Shaanxi Province
People's Republic of China 710065

> **Re:** **China Green Agriculture, Inc.**
> **Form 10-K for the Year Ended June 30, 2011**
> **Filed September 12, 2011**
> **File No. 001-34260**

Dear Mr. Ren:

We have reviewed your response dated October 1, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Discussion of Segment Profitability Measures, page 53

1. We note your response to our previous comment 1. However, we are not persuaded that the requested disclosures are not required in your comparative discussions of operating results for fiscal 2012 because they "had become obsolete . . ." Your attention is directed to the disclosure requirements of Rule 303 (a) (3) of Regulation S-K. Item (i) thereunder, requires that you describe any unusual or infrequent events or transactions or any other significant economic changes that materially affected the amount of reported income from continuing operations. It also requires that you describe any other components of revenues and expenses that should be described in order to understand results of operations. Item (ii) thereunder,

requires you to describe any known trends or uncertainties that have had or that you reasonably expect will have a material unfavorable impact upon revenues or income from continuing operations. If you know of events that will cause a material change in the relationship between costs and revenues, you are required to disclose that change in relationship. In your letter of July 11, 2012, you advised us that industrial activities and dense population in the zone in which Jintai is located changed the micro bio environment for the growth of Jintai's agricultural products. You stated that, from June 2011 to March 2012, these changes caused the death and obsolescence of certain of Jintai's products. You explained that, as of June 2011, air and water pollution in the surrounding area caused almost 5 million of Photinia fraseri to become obsolete, resulting in a $2.8 million write-off. Further, you disclosed that over 2 million and 1.5 million fraseri became obsolete as of September 30 and December 31, 2011, respectively. As a result, losses for obsolescence of over $288,000 and $957,000, respectively, were recorded during these quarters. Further, you informed us that $224,000 in losses for obsolescence of butterfly orchids were recorded as of March 31, 2012. Accordingly, we continue to believe that you should file an amended Form 10-K for the year ended June 30, 2012 which includes the disclosure provided in the last five paragraphs of your response 5 to our comment letter dated June 26, 2012, as you represented to us that you would do in your response letter dated July 19, 2012. In this regard, we note that the date of your response letter is subsequent to year end, indicating that you were in the process of drafting the fiscal 2012 Form 10-K at the time of your response. However, in view of your concerns, we would not object if you also elected to amend your Form 10-K for fiscal 2011 and the subsequent Forms 10-Q to also provide this information in the appropriate fiscal periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief